Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

MARTIN NUSSBAUM martin.nussbaum@dechert.com +1 212 698 3596 Direct +1 212 698 3599 Fax

August 30, 2021

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	LF Capital Acquisition Corp. II
Amendment No. 1 to Draft Registration Statement on Form S-1 Response Letters dated July 26, 2021 and August 2, 2021 CIK 0001851266

Dear Division of Corporate Finance:

On behalf of LF Capital Acquisition Corp. II, a Delaware corporation (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 16, 2021 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) and related response letters. The Company is concurrently submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”) via EDGAR.

For the convenience of the Staff, the Staff’s comments are reproduced below in bold and are followed by the corresponding response of the Company.

Response Letter dated July 26, 2021

General

1.	We note your response to comment 2. However, we continue to believe that you should revise to clarify how this period of time may be extended and quantify the limit to any such extension, as applicable.

Response: In response to the Staff’s comment, the cover page of Amendment No. 2 has been revised to expand the disclosure to detail the procedure necessary to extend the prescribed time frame.

Division of Corporation Finance

August 30, 2021

Response Letter dated August 2, 2021

Capitalization, page 72

2.	We note your response to prior comment 1. While we acknowledge that the terms of warrant agreement do not result in a situation where there would be a disproportionate right of the warrant holders to receive cash in excess of the rights of the Class A common shareholders to receive cash in the event of a tender offer, we continue to believe the warrant agreement includes a provision that could require net cash settlement that is outside of the limited circumstances outlined in ASC 815-40-55-2 through ASC 815-40-55-6 and thus liability classification is required. Please advise or revise.

Response: In response to the Staff’s comment, Section 7.5 of the Form of Warrant Agreement submitted as Exhibit 4.4 to Amendment No. 2 (the “Warrant Agreement”) and Section 13.1 of the Form of Amended and Restated Certificate of Incorporation submitted as Exhibit 3.4 to Amendment No. 2 have been revised to clarify that any receipt of cash by a warrant holder in connection with a required offer to repurchase Warrants following a third-party tender offer can only occur if that tender offer results in a Change-Of-Control Transaction. A “Change-Of-Control Transaction” is a transaction that results in (x) a third party beneficially owning shares possessing a majority of the voting power of the issued and outstanding shares of the Company’s common stock and (y) for the avoidance of doubt, a change-of-control. This revision is within the circumstances outlined in ASC 815-40-55-2 through ASC 815-40-55-6. Unless otherwise indicated, capitalized terms used in this response have the meanings assigned to them in the Warrant Agreement.

* * *

Division of Corporation Finance

August 30, 2021

If you have any questions, please do not hesitate to contact the undersigned at (212) 698-3596.

Very truly yours,

/s/ Martin Nussbaum
Martin Nussbaum

Enclosure

cc:	Scott Reed (LF Capital Acquisition Corp. II)
Elias Farhat (LF Capital Acquisition Corp. II) Jonathan Ko, Esq. (Paul Hastings LLP) Frank Lopez, Esq. (Paul Hastings LLP)